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                            May 31, 2024

       Tak Chun Wong
       Chief Executive Officer
       AFB Limited
       R27 3/F, New Timely Building
       497 Castle Peak Road, Lai Chi Kok
       Kowloon, Hong Kong

                                                        Re: AFB Limited
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-276184

       Dear Tak Chun Wong:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed May 24, 2024

       Dilution, page 19

   1. It does not appear amounts herein for net tangible book value before the offering and book value per share before
the offering are consistent with amounts in the latest financial statements included in
the filing. Please update accordingly along with any other related amounts here.
       Report of Independent Registered Public Accounting Firm, page F-2

   2. Since amounts changed in the audited financial statements for the year ended November
                                                        30, 2023, please have
your independent accountants address whether their opinion date needs to be revised.
 Tak Chun Wong
AFB Limited
May 31, 2024
Page 2
Statement of Operations and Comprehensive Loss for the Three Months Ended February 29,
2024, page F-11

3. Please explain to us the reason general and administrative expenses for the interim period ended February 29, 2024 decreased by $5,400. In connection with this, we note the revision to cost of revenue for the year ended November 30, 2023 was fully incremental to your results of operations for that period but not so for the interim period ended February
         29, 2024. Please explain to us the reason for the inconsistent impact. Please contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at
202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Donald Field at 202-551-3680 with any other questions.



FirstName LastNameTak Chun Wong                               Sincerely,
Comapany NameAFB Limited
                                                              Division of
Corporation Finance
May 31, 2024 Page 2                                           Office of Trade &
Services
FirstName LastName